Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 11
DATED FEBRUARY 22, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 11 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 2 dated October 20, 2009, Supplement No. 3 dated November 5, 2009, Supplement No. 4 dated November 19, 2009, Supplement No. 5 dated December 1, 2009, Supplement No. 6 dated December 16, 2009, Supplement No. 7 dated January 6, 2010, Supplement No. 8 dated January 20, 2010, Supplement No. 9 dated January 29, 2010 and Supplement No. 10 dated February 4, 2010.  Unless otherwise defined in this Supplement No. 11, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prospectus Summary

The following updates the section of the prospectus captioned “Prospectus Summary  – Distribution Policy,” which begins on page 14, and all other similar discussions throughout the prospectus.

Distribution Policy

On February 10, 2010, our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on March 1, 2010 through the close of business on March 31, 2010.  Distributions will be equal to a daily amount equal to $0.00164384 which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.  Distributions declared during the month of March 2010 will be paid no later than April 5, 2010.

We will not use any of the net proceeds from our current offering to fund these distributions.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.  The monies needed to pay distributions declared for October, November, December and January were funded from capital contributions from our sponsor, IREIC.  We anticipate that some or all of the monies needed to fund the distributions declared and payable for February and March 2010 will be funded from capital contributions that IREIC has advised us that it intends to fund if needed.  IREIC has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  IREIC previously invested $200,000 at the time of our formation.  We will not use any of this initial $200,000 contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions.  See also “Risk Factors – Risks Related to Our Business – The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings.”

Description of Real Estate Assets

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets –Investments in Real Estate Assets,” which was inserted into the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus, in Supplement No. 6.

Investments in Real Estate Assets

Recent Acquisitions

As of February 19, 2010, we had completed the following property acquisitions:

Property Name	Date of Acquisition	Aggregate Square Feet	Approximate Purchase Price	Cap Rate (1)	% Economic Occupancy at Date of Acquisition	% Physical Occupancy at Date of Acquisition
Merrimack Village Center	12/11/2009	82,292	$9,760,000	9.5%	96.8%	89.1%
Pleasant Hill Commons	02/18/2010	70,642	$12,375,000	7.5%	100%	96.6%

(1) Capitalization rate, or “cap rate,” is determined by dividing the property’s projected annual net operating income, as determined by our business manager during the due diligence process, by the purchase price of the property.  Net operating income includes, for these purposes, base rental income and expense reimbursements from in-place leases, net of operating expenses, and including replacement reserves and vacancy loss provisions.  A discussion of the assumptions and facts considered during the due diligence process is described in Supplement No. 6 in respect of Merrimack Village Center and below in respect of Pleasant Hill Commons.

Pleasant Hill Commons.  On February 18, 2010, we, through Inland Diversified Kissimmee Pleasant Hill, L.L.C., a wholly owned subsidiary formed for this purpose, entered into a contract and simultaneously acquired a fee simple interest in a 70,642 square foot grocery-anchored retail center known as Pleasant Hill Commons, located in Kissimmee, Florida.  We purchased this property from MCP Retail, LLC, an unaffiliated third party (“MCP”), for approximately $12.4 million in cash.  We do not believe closing costs will exceed $65,000.  We funded this purchase with proceeds from our offering.  We anticipate borrowing approximately $6.8 million, secured by the property, following closing.

The underwritten cap rate for Pleasant Hill Commons is approximately 7.5%, and is a reflection of assumptions and facts applied in the property due diligence process.  Among the items we considered were the following:

•

The property is anchored by a necessity-based tenant, Publix Super Markets, Inc. (45,600 square feet).  According to its public SEC filings, Publix had retail sales of approximately $23.9 billion for the year ended December 27, 2008 and owned over 900 supermarkets, with over 700 locations in the State of Florida, at the end of 2008.  We believe that grocery-anchored centers will have a greater ability to withstand the negative impact of the current economic slowdown than other property types.

•

The Publix lease does not expire until July 2028.

•

Other tenants of Pleasant Hill Commons include Tijuana Flats, Subway, Jackson Hewitt, Metro PCS, Pizza Hut, BonWorth and Fantastic Sams.

•

The property was constructed in 2008.

•

The property is located within approximately fifteen miles of Walt Disney World and Universal Studios Florida®.  In addition, a 425-acre assisted living facility for senior citizens is located adjacent to the center.  This facility provides its 1,000 residents with golf cart and automobile access to Pleasant Hill Commons.

As of February 9, 2010, Pleasant Hill Commons was 100% leased to nineteen tenants, although the actual physical occupancy was 96.6%.  The difference is due to the fact that two of the leased tenants, which have signed leases through April 2014, are not currently occupying their spaces.  The weighted-average remaining lease term for the tenants occupying the property as of February 9, 2010 is approximately fourteen years.  Each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance, or “CAM,” costs, although the lease with Publix only requires it to pay these expenses up to a certain amount.

As of February 9, 2010, Publix leased 45,600 square feet, or 64.6% of the total gross leasable area of this property, paying an annual base rent of approximately $456,000 under a lease that expires in July 2028.  Under the terms of the lease, Publix has seven five-year options to renew through 2063.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Pleasant Hill Commons.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	–	–	–	–
2011	1	1,200	36,000	3%
2012	1	1,200	24,504	3%
2013	7	10,551	297,455	25%
2014	6	6,950	191,160	16%
2015	–	–	–	–
2016	–	–	–	–
2017	–	–	–	–
2018	2	3,301	97,378	8%
2019	–	–	–	–

The table below sets forth certain historical information with respect to the occupancy rate at Pleasant Hill Commons expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	98.3%	$16.37
2008	85.9%	$14.56

*The first year of occupancy was 2008.

We believe that Pleasant Hill Commons is suitable for its intended purpose and adequately covered by insurance.  We do not intend to make significant renovations or improvements to the property. There are two competitive shopping centers located within approximately six miles of Pleasant Hill Commons.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $159,000.  The amount of real estate taxes paid was calculated by multiplying Pleasant Hill Commons’ assessed value by a tax rate of 0.016%.  For federal income tax purposes, the depreciable basis in this property will be approximately $8.8 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets – Probable Investments in Real Estate Assets,” which was inserted into the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus, in Supplement No. 4.

Potential Investments in Real Estate Assets

We are evaluating the purchase of the following properties.  We distinguish these potential investments from those investments that are considered “probable.”  We consider an acquisition to be “probable” only once the due diligence for that property has been completed and we have satisfied certain other requirements.  Also, these potential investments can be distinguished from the probable investments in that only the latter group of properties is included in our pro forma financial statements.

The decision to acquire each of the following properties will generally depend upon a number of factors, including satisfaction of the conditions to the acquisition contained in the purchase contract and the receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.  In each case, we may decide not to proceed with the acquisition.

Draper Crossing.  We are evaluating the purchase of a fee simple interest in a 166,845 square foot grocery-anchored retail center known as Draper Crossing – Phase I, located in Draper, Utah.  IREA has entered into an agreement to acquire the property from Boyer Company, an unaffiliated third party (“Boyer”), for approximately $24.0 million.  We do not believe closing costs will exceed $75,000.  If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries.  Until that time, we have no obligation under the contract between IREA and Boyer.  If we acquire the property, we will fund approximately $9.2 million of the purchase price with proceeds from our offering, and we will assume a loan secured by a first mortgage on the property, with a remaining principal balance of approximately $14.8 million.  This loan bears interest at a fixed rate equal to 7.33% per annum, amortizing over thirty years, and will require us to make payments of principal and interest on a monthly basis through maturity on December 1, 2011.  The loan may be pre-paid without penalty after September 1, 2011.

Among the items we are considering in determining to pursue acquiring this property include, but are not limited to, the following:

•

The property is anchored by a necessity-based tenant, Smith’s Food & Drug (60,268 square feet), which is a wholly owned subsidiary of The Kroger Company.  According to its public SEC filings, Kroger had total sales of approximately $76 billion for the year ended January 31, 2009 and owned 2,481 supermarkets and multi-department stores in thirty-one states.

•

Other tenants of the property include TJ Maxx, Quizno’s, Allstate Insurance, JPMorgan Chase Bank and Pizza Hut.

•

The property is located approximately twenty miles south of Salt Lake City, in what we believe is one of the Salt Lake Valley’s largest and fastest-growing east-side retail corridors, with historical barriers to excessive development.

As of February 1, 2010, Draper Crossing was 99.1% leased to twenty-seven tenants.  The weighted-average remaining lease term for the tenants occupying the property as of February 1, 2010 was approximately five years.  Each tenant is required to pay its proportionate share of real estate taxes, insurance and CAM costs.

As of February 1, 2010, major tenants of the property included Smith’s Food & Drug, TJ Maxx and Downeast Home Furnishings.  Smith’s leased 60,268 square feet, or 36.1% of the total gross leasable area of this property as of February 1, 2010, paying an annual base rent of approximately $777,000 under a lease that expires in January 2018.  Under the terms of the lease, Smith’s has six five-year options to renew through January 2048.  TJ Maxx leased 28,000 square feet, or 16.8% of the total gross leasable area of this property as of February 1, 2010, paying an annual base rent of approximately $336,000 under a lease that expires in April 2013.  Under the terms of the lease, TJ Maxx has two five-year options to renew through April 2023.  Downeast Home Furnishings leased 16,749 square feet, or 10.0% of the total gross leasable area of this property as of February 1, 2010, paying an annual base rent of approximately $208,000 under a lease that expires in October 2012.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Draper Crossing.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	3	4,340	71,056	3%
2011	7	16,207	297,733	12%
2012	1	16,749	207,996	9%
2013	8	51,486	689,284	29%
2014	2	2,568	42,184	2%
2015	1	3,240	88,000	4%
2016	–	–	–	–
2017	–	–	–	–
2018	3	66,163	918,962	38%
2019	1	1,583	28,494	1%

The table below sets forth certain historical information with respect to the occupancy rate at Draper Crossing expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	99.1%	$14.53
2008	98.1%	$14.47
2007	99.1%	$13.48
2006	100.0%	$13.21
2005	100.0%	$14.00

We believe that Draper Crossing is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements to the property. There are two competitive shopping centers located within approximately two miles of Draper Crossing.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $298,000.  The amount of real estate taxes paid was calculated by multiplying Draper Crossing’s assessed value by a tax rate of 0.013%.  For federal income tax purposes, the depreciable basis in this property will be approximately $15.5 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Haines City Shopping Center.  We are evaluating the purchase of a fee simple interest in a 124,958 square foot grocery-anchored retail center known as Haines City Shopping Center, located in Haines City, Florida.  IREA has entered into an agreement to acquire the property from Haines City CPDC, LLC, Haines City OP CPDC, LLC and Florida OP CPDC, LLC, each an unaffiliated third party (collectively, the “Haines Sellers”), for approximately $9.5 million.  We do not believe closing costs will exceed $75,000.  However, we will only be required to pay approximately $8.1 million at closing, as vacant spaces totaling 18,485 square feet would be subject to earnout closings aggregating $1.4 million.  We will not be required to pay the earnouts on these vacant spaces unless the spaces are leased pursuant to the leasing parameters set forth in the purchase agreement within eighteen months of closing.

If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries.  Until that time, we have no obligation under the contract between IREA and the Haines Sellers.  If we acquire the property, we will fund approximately $1.1 million of the purchase price with proceeds from our offering and will assume a loan secured by a first mortgage on the property, with a remaining principal balance of approximately $7.0 million.  This loan bears interest at a fixed rate equal to 5.325% per annum, amortizing over thirty years, and will require us to make payments of principal and interest on a monthly basis through maturity on August 1, 2015.

Among the items we are considering in determining to pursue acquiring this property include, but are not limited to, the following:

•

The property is anchored by a necessity-based tenant, Publix Super Markets, Inc. (44,271 square feet). See “– Pleasant Hill Commons” above for additional information about Publix.

•

The property is located just off the intersection of US Highway 27 and US Highway 17-92, the major intersection in Haines City.

•

Other tenants of Haines City Shopping Center include Beall’s, Dollar General, Enterprise Rent-a-Car, Radio Shack and Burger King on a ground lease.

•

The property was remodeled in 2003.

As of January 28, 2010, Haines City Shopping Center was leased to eighteen tenants, and was 85.2% occupied.  Vacant spaces totaling 18,485 square feet are subject to earnout closings, which means that we will not pay for these vacant spaces unless the spaces are leased and rent-producing within eighteen months of closing.  The weighted-average remaining lease term for the tenants occupying the property as of January 28, 2010 was approximately eight years.  Each tenant is required to pay its proportionate share of real estate taxes, insurance and CAM costs.

As of January 28, 2010, major tenants of the property included Publix and Beall’s.  Publix leased 44,271 square feet, or 35.4% of the total gross leasable area of this property as of January 28, 2010, paying an annual base rent of approximately $354,000 under a lease that expires in January 2024.  Under the terms of the lease, Publix has seven five-year options to renew through January 2059.  Beall’s leased 16,757 square feet, or 13.4% of the total gross leasable area of this property as of January 28, 2010, paying an annual base rent of approximately $45,000 under a lease that expires in April 2013.  Under the terms of the lease, Beall’s has two five-year options to renew through April 2023.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Haines City Shopping Center.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	3	5,373	61,088	6%
2011	–	–	–	–
2012	3	3,465	52,325	6%
2013	4	21,015	124,394	13%
2014	4	10,574	109,661	11%
2015	1	11,200	66,416	7%
2016	1	11,000	53,130	5%
2017	1	2,400	76,800	8%
2018	–	–	–	–
2019	–	–	–	–

The table below sets forth certain historical information with respect to the occupancy rate at Haines City Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	87.5%	$8.63
2008	89.1%	$8.77
2007	86.5%	$8.67
2006	89.0%	$7.94
2005	93.0%	$7.88

We believe that Haines City Shopping Center is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements to the property. There are three competitive shopping centers located within approximately five miles of Haines City Shopping Center.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $168,000.  The amount of real estate taxes paid was calculated by multiplying Haines City Shopping Center’s assessed value by a tax rate of 0.022%.  For federal income tax purposes, the depreciable basis in this property will be approximately $6.6 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Polo Grounds Shopping Center.  We are evaluating the purchase of a fee simple interest in a 129,826 square foot grocery-anchored retail center known as Polo Grounds Shopping Center, located in West Palm Beach, Florida.  IREA has entered into an agreement to acquire the property from West Palm Beach, Fla., CPDC Ltd., an unaffiliated third party (the “Polo Seller”), for approximately $13.0 million in cash.  We do not believe closing costs will exceed $75,000.  However, we will only be required to pay approximately $11.4 million at closing, as vacant spaces totaling 12,455 square feet are subject to earnout closings aggregating $1.7 million.  We will not be required to pay the earnouts on these vacant spaces unless the spaces are leased pursuant to the leasing parameters set forth in the purchase agreement within eighteen months of closing.  If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries.  Until that time, we have no obligation under the contract between IREA and the Polo Seller.  If we acquire the property, we will fund the purchase with proceeds from our offering.  We also may borrow monies secured by the property, either concurrently at closing or at some point in the future.

Among the items we are considering in determining to pursue acquiring this property include, but are not limited to, the following:

•

The property is anchored by a necessity-based tenant, Publix Super Markets, Inc. (45,600 square feet).  See “– Pleasant Hill Commons” above for additional information about Publix.

•

The property is located just south of the Palm Beach International Airport.

•

Other tenants of Polo Grounds Shopping Center include Beall’s, Dollar Store, the U.S. Postal Service and JPMorgan Chase.

•

The property was redeveloped in 2007.

As of January 28, 2010, Polo Grounds Shopping Center was leased to nineteen tenants, and was 90.4% occupied.  Vacant spaces totaling 12,455 square feet are subject to earnout closings, which means that we will not pay for these vacant spaces unless the spaces are leased and rent-producing within eighteen months of closing.  The weighted-average remaining lease term for the tenants occupying the property as of January 28, 2010 was approximately eleven years.  Each tenant is required to pay its proportionate share of real estate taxes, insurance and CAM costs.

As of January 28, 2010, major tenants of the property included Publix, the U.S. Postal Service and Beall’s.  Publix leased 45,600 square feet, or 35.1% of the total gross leasable area of this property as of January 28, 2010, paying an annual base rent of approximately $593,000 under a lease that expires in August 2027.  Under the terms of the lease, Publix has six five-year options to renew through October 2057.  The U.S. Postal Service leased 20,156 square feet, or 15.5% of the total gross leasable area of this property as of January 28, 2010, paying an annual base rent of approximately $134,000 under a lease that expires in December 2024, with no renewal options.  Beall’s leased 13,750 square feet, or 10.6% of the total gross leasable area of this property as of January 28, 2010, paying an annual base rent of approximately $78,000 under a lease that expires in April 2010.  Under the terms of the lease, Beall’s has one three-year option to renew through April 2013.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Polo Grounds Shopping Center.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	3	16,590	125,158	8%
2011	–	–	–	–
2012	1	1,000	31,800	3%
2013	3	4,850	105,138	7%
2014	8	22,604	307,031	21%
2015	–	–	–	–
2016	–	–	–	–
2017	–	–	–	–
2018	2	5,750	94,340	6%
2019	–	–	–	–

The table below sets forth certain historical information with respect to the occupancy rate at Polo Grounds Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	90.1%	$13.41
2008	87.3%	$12.23
2007	83.8%	$11.87
2006	77.7%	$6.19
2005	80.0%	$6.20

We believe that Polo Grounds Shopping Center is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements to the property. There are three competitive shopping centers located within approximately five miles of Polo Grounds Shopping Center.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $336,000.  The amount of real estate taxes paid was calculated by multiplying Polo Grounds Shopping Center’s assessed value by a tax rate of 0.019%.  For federal income tax purposes, the depreciable basis in this property will be approximately $9.1 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Publix Shopping Center.  We are evaluating the purchase of a fee simple interest in a 78,820 square foot grocery-anchored retail center known as the Publix Shopping Center located in St. Cloud, Florida.  IREA has entered into an agreement to acquire the property from St. Cloud-192, LLC, an unaffiliated third party (the “Publix Seller”), for approximately $9.4 million in cash.  We do not believe closing costs will exceed $75,000.  If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries.  Until that time, we have no obligation under the contract between IREA and the Publix Seller.  If we acquire the property, we will fund approximately $2.0 million of the purchase price with proceeds from our offering and will assume a loan secured by a first mortgage on the property, with a remaining principal balance of approximately $7.4 million.  This loan bears interest at a fixed rate equal to 5.90% per annum, amortizing over thirty years, and will require us to make payments of principal and interest on a monthly basis through maturity on May 1, 2014.

Among the items we are considering in determining to pursue acquiring this property include, but are not limited to, the following:

•

The property is anchored by a necessity-based tenant, Publix Super Markets, Inc. (54,379 square feet).  See “– Pleasant Hill Commons” above for additional information about Publix.

•

The property is located directly across from a Wal-Mart Supercenter and a Home Depot.

•

The property was constructed in 2003.

As of January 28, 2010, the Publix Shopping Center was 98.5% leased to fifteen tenants.  The weighted-average remaining lease term for the tenants occupying the property as of January 28, 2010 was approximately eleven years.  Each tenant is required to pay its proportionate share of real estate taxes, insurance and CAM costs.

As of January 28, 2010, Publix leased 54,379 square feet, or 69.0% of the total gross leasable area of this property, paying an annual base rent of approximately $536,000 under a lease that expires in December 2023.  Under the terms of the lease, Publix has seven five-year options to renew through October 2058.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at the Publix Shopping Center.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	–	–	–	–
2011	2	2,400	47,472	5%
2012	1	1,200	25,800	3%
2013	7	10,110	222,423	22%
2014	4	9,531	171,921	17%
2015	–	–	–	–
2016	–	–	–	–
2017	–	–	–	–
2018	–	–	–	–
2019	–	–	–	–

The table below sets forth certain historical information with respect to the occupancy rate at the Publix Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	98.5%	$12.43
2008	98.5%	$12.80
2007	98.5%	$12.64
2006	98.5%	$12.51
2005	100.0%	$12.45

We believe that the Publix Shopping Center is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements to the property. There are three competitive shopping centers located within approximately five miles of the Publix Shopping Center.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $180,000.  The amount of real estate taxes paid was calculated by multiplying the Publix Shopping Center’s assessed value by a tax rate of 0.019%.  For federal income tax purposes, the depreciable basis in this property will be approximately $6.6 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

This section has been inserted to the prospectus following the section captioned “Description of Real Estate Assets – Potential Investments in Real Estate Assets.”

Financing Transactions

Merrimack Village Center Loan.  On February 11, 2010, Inland Diversified Merrimack Village, L.L.C., our wholly owned subsidiary and the owner of Merrimack Village Center (referred to herein as the “Merrimack borrower”), entered into a loan with Delta Community Credit Union (referred to herein as the “Merrimack lender”) for approximately $5.4 million, secured by Merrimack Village Center.  The loan bears interest at a fixed rate equal to 6.5% per annum.  The Merrimack borrower is required to make monthly interest-only payments for the first twenty-four months of the term of the loan, and then must make monthly payments of principal and interest, based on a thirty year amortization schedule, until maturity on March 1, 2015.  Upon maturity, the Merrimack borrower is required to pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due and payable.  The Merrimack borrower may prepay any or all of the unpaid principal balance of the loan without penalty or premium.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations and warranties, including with respect to the environmental aspects of Merrimack Village Center, and borrowing conditions, all as set forth in the documents.  The loan documents also contain various customary events of default, including, among others: failing to pay principal and interest; breaching the representations or warranties contained in the loan documents; and certain bankruptcy events. If an event of default occurs under the loan, then, among other things, the Merrimack lender may declare the entire outstanding balance of the loan to be immediately due and payable, including all accrued and unpaid interest.

In connection with the loan, we have guaranteed the payment of the Merrimack borrower’s recourse liabilities.  For purposes of this guaranty, the Merrimack borrower’s recourse liabilities are described as the Merrimack borrower’s personal liability for losses incurred by the Merrimack lender as a result of the Merrimack borrower’s non-payment of the loan due to: (1) fraud or intentional misrepresentation by the Merrimack borrower or us in connection with obtaining the loan; (2) physical waste of the property; (3) certain insurance proceeds not being applied in accordance with the terms of loan documents; or (4) misappropriation of tenant security deposits and rents collected in advance, or of funds held by the Merrimack borrower for the benefit of another party.  Pursuant to this guaranty, the Merrimack lender is under no obligation to pursue its rights against the Merrimack borrower or any of the Merrimack borrower’s collateral before pursuing its rights against us.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of February 15, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	4,907,304	48,868,397	4,693,974	44,174,423

Shares sold pursuant to our distribution reinvestment plan:	28,469	270,455	–	270,455

Total:	4,955,773	$49,338,852	$4,693,974	$44,644,878

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.